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SECURIT 17017122

APR 11 2017

Washington DC 414

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 65792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BALLANTYNE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corp Pl, Ste 185

(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Team (704)927-2939

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co PLLC

(Name – *if individual, state last, first, middle name*)

4600 Park Road	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Team, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BALLANTYNE, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016



Scharf Pera
& Co., PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Ballantyne, LLC

We have audited the accompanying financial statements of First Ballantyne, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Ballantyne, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Ballantyne, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Ballantyne, LLC's financial statements. The supplemental information is the responsibility of First Ballantyne, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2017, Except for Note 13 and the related changes to Notes 11, 12 and Supplemental Schedule I as to which the Date is April 5, 2017

FIRST BALLANTYNE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 37,307
Deposits with clearing organization (cash)	5,317,026
Receivables from clearing organization	3,785,881
Securities owned:	
Marketable, at market value	21,916,495
Furniture, equipment, and leasehold improvements,	
at cost, less accumulated depreciation of $164,115	14,636
Goodwill	1,945,607
Intangible assets at cost less accumulated amortization of $24,167	4,833
Other assets	93,718
	$ 33,115,503

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payables to clearing organization	$ 21,919,300
Securities sold, not yet purchased,	
at market value	2,642,066
Accounts payable, accrued expenses,	
and other liabilities	287,604
	24,848,970
Commitments and contingent liabilities	-
Members' equity	8,266,533
	$ 33,115,503

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Principal transactions	$ 10,630,814
Interest and dividends	1,836,608
Other income	28,515
	12,495,937
Expenses:	
Employee compensation and benefits	8,455,109
Clearance fees	947,300
Communications and data processing	559,324
Interest	525,010
Regulatory	78,190
Occupancy	67,231
Other expenses	201,136
	10,833,300
NET INCOME	$ 1,662,637

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Beginning Balance, January 1, 2016	$ 7,488,334
Net income	1,662,637
Distributions	(884,438)
Ending Balance, December 31, 2016	$ 8,266,533

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,662,637
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 15,914	
(Increase) decrease in operating assets:		
Deposits with clearing organization	(1,128,548)	
Receivable from clearing organization	2,061,874	
Securities owned	1,799,326	
Other assets	(11,320)	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	(1,851,080)	
Securities sold, not yet purchased	(1,849,498)	
Accounts payable, accrued expenses, and other liabilities	159,738	
Total adjustments		(803,594)
Net cash provided by operating activities		859,043
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of intangibles, furniture, equipment, and leasehold improvements	(11,031)	
Net cash used in investing activities		(11,031)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions of members' equity	(884,438)	
Net cash used in financing activities		(884,438)
DECREASE IN CASH		(36,426)
CASH AT BEGINNING OF YEAR		73,733
CASH AT END OF YEAR		$ 37,307

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. Tax years 2015, 2014, and 2013 remain subject to examination by Federal and State taxing authorities.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Any gain or loss on disposition of property and equipment is reported in the year of disposition.

Intangible assets:

The Company accounts for intangible assets under FASB ASC Topic 350, "Intangibles-Goodwill and Other" under which intangible assets are recorded at cost. Those assets with a determinable estimated life are amortized on a straight-line basis over their estimated lives. Intangible assets with an indefinite life are not subject to amortization. These costs are evaluated at least annually for impairment in accordance with FASB ASC Topic 350-30-35-1 "Subsequent Measurement".

The Company accounts for purchases of members' equity interests under the push-down method. Under this method, the retirement of the withdrawing member's equity is treated as a purchase transaction whereby the purchase price is pushed down to the financial statements of the LLC by a pro rata revaluation of the LLC's assets and liabilities, with the amount paid in excess of the book value being recorded as goodwill. All costs, including legal fees, associated with the purchase transaction are expensed as incurred.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Significant Accounting Policies (continued):

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into 3 levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the products does not entail a significant degree of judgement.
- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3 of the fair value hierarchy.

Note 2 - Significant Accounting Policies (continued):

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

			Estimated Useful Lives
Office equipment	$	119,730	5 years
Furniture and fixtures		39,021	7 years
Leasehold improvements		20,000	9 years
		178,751	
Less: accumulated depreciation		(164,115)	
	$	14,636	

Depreciation expense for the year ended December 31, 2016 totaled $10,114.

Note 4 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to a clearing organization at December 31, 2016, consist of the following:

	Receivable		Payable	
Deposits with clearing organization	$	5,317,026	$	-
Receivable from clearing organization		3,785,881		-
Payable to clearing organization		-		21,919,300
	$	9,102,907	$	21,919,300

Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2016
Assets at Fair Value				
Securities owned:				
US gov't and agency securities				
U.S. Treasury securities	$ 67,265	$ -	$ -	$ 67,265
U.S. Gov't Agency and U.S. GSE	27,680	-	-	27,680
Total US gov't and agency securities	94,945	-	-	94,945
Corporate and other debt:				
Securities issued by State and Political Subdivisions	-	10,203,848	-	10,203,848
Money Market Instruments	-	616,946	-	616,946
Private-Label Mortgage-Backed Securities	-	565,272	-	565,272
Corporate Obligations	-	10,228,054	-	10,228,054
Stocks & Warrants	-	207,430	-	207,430
Total corporate and other debt	-	21,821,550	-	21,821,550
Total securities owned at fair value	$ 94,945	$ 21,821,550	$ -	$ 21,916,495
Liabilities at Fair Value				
Securities sold, not yet purchased:				
US gov't and agency securities				
U.S. Treasury securities	$ 2,024,721	$ -	$ -	$ 2,024,721
Total US gov't and agency securities	2,024,721	-	-	2,024,721
Corporate and other debt:				
Securities issued by State and Political Subdivisions	-	79,786	-	79,786
Corporate Obligations	-	537,559	-	537,559
Total corporate and other debt	-	617,345	-	617,345
Total securities sold, not yet purchased at fair value	$ 2,024,721	$ 617,345	$ -	$ 2,642,066

Note 6 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $92,127 for the year ended December 31, 2016.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2016, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2016.

Note 8 – Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2016 is as follows:

Income taxes paid	$	-
Interest paid	$	525,010

Note 9 - Operating Leases:

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2016, are approximated below:

Year Ending December 31,		
2017	$	232,512
2018		60,390
Thereafter		-
	$	292,902

Operating lease expense for 2016 was $350,406.

Note 10 – Members' Equity:

Effective November 30, 2016, one of the members of the Company retired and received a full distribution of their equity ($311,229).

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2016, the company had net capital of $2,850,240, which was $2,750,240 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .101 to 1.

Note 12 – Subsequent Events:

The Company evaluated all events and transactions through April 5, 2017, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

Note 13 – Correction of Previously Issued Financial Statements:

During a review of the Company's haircut calculations, the Company determined it needed to make changes to the method of applying haircuts to debt securities to comply with SEA Rule 15c3-1. Adjustments were made to the haircuts applied to non-convertible debt securities that were not rated by two nationally recognized statistical rating organizations (NRSRO) and non-convertible debt securities that had haircuts based on the original issue amount of the security. For securities not rated by two NRSROs, the Company changed from applying a haircut based on the credit rating of the issuer to applying a haircut based on the original issue amount of the security. For securities having a haircut based on the original issue amount of the security, the Company changed from relying on the value of any shelf registration under which the security may have been issued to using the original issue amount of the individual security.

Accordingly, the Company has deemed it necessary to restate Supplemental Schedule I in its financial statements for the year ended December 31, 2016, and corresponding changes in Note 11.

The following disclosure is made for the year ended December 31, 2016, in accordance with FASB ASC 250-10 – Correction of an Error in Previously Issued Financial Statements.

Schedule I

	As Reported	As Restated
Haircuts on Debt securities	$ (2,198,941)	$ (3,249,499)
Undue concentrations	$ (74,159)	$ (108,000)
Net capital	$ 3,934,639	$ 2,850,240
Excess net capital	$ 3,834,639	$ 2,750,240
Excess net capital @ 120% of minimum dollar requirement	$ 3,814,639	$ 2,730,240
Ratio: Aggregate indebtedness to net capital	.073 to 1	.101 to 1

FIRST BALLANTYNE, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Net capital:		
Total members' equity		$ 8,266,533
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		8,266,533
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		8,266,533
Deductions and/or charges:		
Nonallowable assets:		
Goodwill, furniture, equipment, and leasehold improvements, net	$ 1,965,076	
Other assets	93,718	
Deductions and/or charges		(2,058,794)
Net capital before haircuts on securities positions (tentative net capital)		6,207,739
Haircuts on securities:		
Debt securities		(3,249,499)
Undue concentration		(108,000)
Net capital		$ 2,850,240
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 287,604
Total aggregate indebtedness		$ 287,604

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016
(continued)

Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 19,174	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 2,750,240
Excess net capital at 120 percent of minimum dollar requirement		$ 2,730,240
Ratio: Aggregate indebtedness to net capital		.101 to 1

The total equity reported, $8,266,533, and net capital reported, $2,850,240 agree with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2016.

FIRST BALLANTYNE, LLC
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2016

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



Scharf Pera
& Co., PLLC [illegible]

[illegible] Park Road, Suite [illegible]
Charlotte NC [illegible]
704 372-1167
704 377-3259 fax
scharfpera.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members
First Ballantyne, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by First Ballantyne, LLC and SIPC, solely to assist you and the other specified parties in evaluating First Ballantyne, LLC's compliance with the applicable instructions of Form SIPC-7. First Ballantyne, LLC's management is responsible for First Ballantyne, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of amounts paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2017

SIPC-7

AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION

General Assessment Reconciliation

SIPC-7

AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1871**********************MIXED AADC 220
65792 FINRA DEC
FIRST BALLANTYNE LLC
13950 BALLANTYNE CORPORATE PL STE 185
CHARLOTTE NC 28277-3160

2. A. General Assessment (item 2e from page 2) — 24,951

B. Less payment made with SIPC-6 filed (exclude interest) — 13,475

7/21/2016
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) — 11,476

E. Interest computed on late payment

F. Total assessment balance and interest due

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) — 11,476

H. Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST BALLANTYNE, LLC

[signature]

CFO

Dated the 17TH day of JAN, 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received

Calculations

Exceptions

Disposition of exceptions

Forward Copy

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

1/1/2016
12/31/2016

Item No.

Eliminate cents

2a. Total revenue [illegible]		11,445,917
2b. Additions:		
(1) [illegible]		
(2) Net loss from [illegible]		
(3) [illegible]		
(4) [illegible]		
(5) [illegible]		
(6) [illegible]		
(7) [illegible]		
[illegible]		
2c. Deductions:		
(1) [illegible]		
(2) [illegible]		~~940,642~~
(3) [illegible]		940,642
(4) [illegible]		
(5) [illegible]		
(6) [illegible]		
(7) [illegible]		
(8) Other revenue [illegible] (See Instruction C)		
[illegible]		
(9) [illegible]	525,010	
[illegible]		
Enter the greater [illegible]		525,010
Total deductions		1,465,652
2d. SIPC Net Operating Revenues		$ 9,980,265
2e. General Assessment @ .0025		$ 24,951


Scharf Pera
& Co., PLLC

4600 Park Road Suite 112
Charlotte NC 28209
704 372-1167
704 377 3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Ballantyne, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Ballantyne, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Ballantyne, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Ballantyne, LLC stated that First Ballantyne, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Ballantyne, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Ballantyne, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2017



FIRSTBALLANTYNE

February 23, 2017

Re: Securities Exchange Act
Rule 17a-5(d)(4)
Exemption Report

First Ballantyne, LLC makes the following declarations as of December 31, 2016:

- First Ballantyne, LLC is exempt from the requirements of SEA Rule 240.15c3-3
- The above exemption is claimed based on the provisions of SEA Rule 240.15c3-3(k)(2)(ii). All customer transactions clear through another broker-dealer (Sterne Agee clearing Inc) on a fully disclosed basis.
- First Ballantyne, LLC met the exemption provisions described above throughout the most recent fiscal year without exception.

Steve Team
CFO
First Ballantyne, LLC

13950 Ballantyne Corporate Place
Charlotte, NC 28277